82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

RECEIVED
2004 OCT -1 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TELEFA

04045210

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	29.09.2004 Mi
BETREFF/REF:	Mayr-Melnhof press release
SEITEN/PAGES	2

SUPPL

dw 10/1

PROCESSED
OCT 01 2004
THOMSON FINANCIAL

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

September 29, 2004

Mayr-Melnhof merges Converting Segments MM-Packaging and MM-Graphia

Increasing customer utility, service leadership as well as further efficiency improvements and specialization in production are central reasons for a new organizational set-up of the packaging business of Mayr-Melnhof Karton AG.

Under the guiding principle "Packaging Performance Partners", the organization of the current separately managed Divisions MM-Packaging (General Packaging) and MM-Graphia (Cigarettes and Confectionary) will be merged by the end of 2004.
Through focused customer account management in product orientated Business Units such as Cigarettes, Confectionary, Detergents business with key international customers as well as with local accounts will be placed on a strong basis for future growth.
Beyond that, this organizational move shall lead to an optimal utilization of synergies between our current 24 folding carton production plants and a concentration of management capacities.

The merged converting business segment will be managed as a separate Division as of January 1, 2005. With the change of reporting to IFRS, only two Divisions will be reported as of the first quarter of 2005.

For further information, please contact:
Stephan Sweerts-Sporck, Investor Relations, Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
Tel.: (+43/1) 50136, Fax: (+43/1) 50136 – 1195
e-mail: investor.relations@mm-karton.com, Website: http://www.mayr-melnhof.com